Filed by Wallbox B.V.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Kensington Capital Acquisition Corp. II

Commission File No. 001-40114

Date: September 1, 2021

WALLBOX TO ESTABLISH ITS FIRST U.S. EV CHARGING SYSTEMS MANUFACTURING FACILITY IN ARLINGTON, TEXAS

Global EV Charging Solutions Leader Commits to U.S.-Based Production to Further Support Domestic Sustainability and Infrastructure Goals

MOUNTAIN VIEW, CA / ARLINGTON, TX – September 1, 2021 – Wallbox, a leading provider of electric vehicle (EV) charging solutions, today announced the selection of Arlington, Texas as the location of its first U.S. manufacturing facility. The 130,000 square foot high-tech plant will have enough capacity to fully support Wallbox’s expansion plans in North America for the next decade. Production is expected to start as early as June 2022 with production lines for Wallbox’s Pulsar Plus AC chargers; lines for Quasar, its DC bidirectional charger, and Supernova, its DC fast charger for public use, are anticipated to follow in the first half of 2023. Wallbox expects to manufacture a total of 290,000 units annually in this facility by 2027 and reach its full capacity of 500,000 units by 2030.

The Arlington facility will be Wallbox’s fourth manufacturing site, additive to two facilities in Europe and one in China. A global company with a presence in 68 countries, Wallbox operates with a vertically integrated supply chain and does its product manufacturing in-house from design to production. The U.S.-based facility will play a vital role in expanding the company’s presence in North America, a market that is making a big push into automotive electrification with the Biden Administration targeting 50% of all new car sales to be electric by 2030. The new facility is anticipated to create approximately 250 direct jobs in the region by 2030, with local hiring for the facility to begin immediately and on-site retooling beginning in October of this year.

“The U.S. automotive and energy markets are at an inflection point. Automotive electrification will accelerate significantly due to initiatives aimed at meeting aggressive greenhouse gas emission targets, which will significantly increase the demand for our EV charging and energy management solutions,” said Enric Asunción, Co-Founder and Chief Executive Officer of Wallbox. “This new factory will be an instrumental step in our expansion in the North American market, enabling us not only to meet the growing demand, but also to accelerate the launch of new products and enter the business and public EV charging segments as we bring our production stateside.”

Wallbox made the strategic decision to select Arlington, Texas as the location of its first North American Manufacturing hub for a variety of factors including the city’s position as a central transit hub between the East and West coasts, its access to cross-country highway corridors and central location to other major cities in the region including Dallas and Fort Worth.

“Between the highly successful launch of our residential charger Pulsar Plus and our recently announced strategic alliance with SunPower to offer packaged EV charger and solar installations across the U.S. market, Wallbox has made great strides in establishing and growing its brand in the country this year,” said Douglas Alfaro, GM of North America at Wallbox. “The U.S. factory is another important milestone to expand our local footprint. Wallbox will be able to better serve American customers, increase its solutions offerings and support the nation’s transition toward electric mobility,” he concluded.

Transaction with Kensington

In June, Wallbox and Kensington Capital Acquisition Corp. II (“Kensington”) (NYSE:KCAC) announced a business combination that is expected to result in Wallbox becoming a publicly traded company on the NYSE under the ticker symbol “WBX”. For additional information, please visit www.wallbox.com.

About Wallbox

Wallbox is a global technology company, dedicated to changing the way the world uses energy. Wallbox creates advanced electric vehicle charging and energy management systems that redefine users’ relationship to the grid. Wallbox goes beyond electric vehicle charging to give users the power to control their consumption, save money, and live more sustainably. Wallbox offers a complete portfolio of charging and energy management solutions for residential, semi-public and public use in more than 80 countries.

Founded in 2015 and headquartered in Barcelona, the company now employs over 700 people in its offices in Europe, Asia, and the Americas.

For additional information, please visit www.wallbox.com.

About Kensington

Kensington Capital Acquisition Corp. II (NYSE: KCAC) is a special purpose acquisition company formed for the purpose of effecting a merger, stock purchase or similar business combination with a business in the automotive and automotive-related sector. The company is sponsored by Kensington Capital Partners (“KCP”) and the management team of Justin Mirro, Bob Remenar, Simon Boag and Dan Huber. The company is also supported by a board of independent directors including Tom LaSorda, Nicole Nason, Anders Pettersson, Mitch Quain, Don Runkle and Matt Simoncini. The Kensington team has completed over 70 automotive transactions and has over 300 years of combined experience leading some of the largest automotive companies in the world.

For additional information, please visit www.autospac.com.

Additional Information

This communication is being made in respect of the proposed transaction involving Wallbox Chargers, S.L. (“Wallbox”), Wallbox B.V. and Kensington Capital Acquisition Corp. II (“Kensington”). This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction. In connection with the proposed transaction, Wallbox B.V. will file with the Securities and Exchange Commission (“SEC”) a registration statement on Form F-4 that will include a proxy statement of Kensington in connection with Kensington’s solicitation of proxies for the vote by Kensington’s shareholders with respect to the proposed transaction and other matters as may be described in the registration statement. Wallbox and Kensington also plan to file other documents with the SEC regarding the proposed transaction and a proxy statement/prospectus will be mailed to holders of shares of Kensington’s Class A ordinary shares. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, INVESTORS ARE URGED TO READ THE FORM F-4 AND THE PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED TRANSACTION AND ANY OTHER RELEVANT DOCUMENTS CAREFULLY IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. The proxy statement/prospectus, as well as other filings containing information about Wallbox and Kensington will be available without charge at the SEC’s Internet site (www.sec.gov). Copies of the proxy statement/prospectus can also be obtained, when available, without charge, from Wallbox’s website at www.wallbox.com. Copies of the proxy statement/prospectus can be obtained, when available, without charge, from Kensington’s website at www.autospac.com.

Participants in the Solicitations

Wallbox, Wallbox B.V., Kensington and certain of their respective directors, executive officers and other members of management and employees may, under SEC rules, be deemed to be participants in the solicitation of proxies from Kensington’s shareholders in connection with the proposed transaction. You can find more information about Kensington’s directors and executive officers in Kensington’s final prospectus dated February 25, 2021 and filed with the SEC on February 26, 2021. Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests will be included in the proxy statement/prospectus when it becomes available. Shareholders, potential investors and other interested persons should read the proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from the sources indicated above.

No Offer or Solicitation

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of section 10 of the Securities Act, or an exemption therefrom.

Caution About Forward-Looking Statements

The information in this press release includes “forward-looking statements” within the meaning of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934, as amended. All statements, other than statements of present or historical fact included in this press release, regarding Kensington’s proposed business combination with Wallbox, Kensington’s ability to consummate the transaction, the development and performance of Wallbox’s products (including the timeframe for development of such products), the benefits of the transaction and the combined company’s future financial performance, as well as the combined company’s strategy, future operations, estimated financial position, estimated revenues and losses, projected costs, prospects, plans and objectives of management are forward-looking statements. When used in this press release, the words “are designed to,” “could,” “should,” “will,” “may,” “believe,” “anticipate,” “intend,” “estimate,” “expect,” “project,” the negative of such terms and other similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain such identifying words. These forward-looking statements are based on management’s current expectations and assumptions about future events and are based on currently available information as to the outcome and timing of future events. Except as otherwise required by applicable law, Wallbox disclaims any duty to update any forward-looking statements, all of which are expressly qualified by the statements in this section, to reflect events or circumstances after the date hereof. Wallbox cautions you that these forward-looking statements are subject to numerous risks and uncertainties, most of which are difficult to predict and many of which are beyond the control of either Kensington or Wallbox. In addition, Wallbox cautions you that the forward-looking statements contained herein are subject to the following uncertainties and risk factors that could affect Wallbox’s and Kensington’s future performance and cause results to differ from the forward-looking statements herein: Wallbox’s ability to realize the anticipated benefits of the business combination, which may be affected by, among other things, competition and the ability of Wallbox to grow and manage growth profitably following the business combination; risks relating to the outcome and timing of the Company’s development of its charging and energy management technology and related manufacturing processes; intense competition in the electric vehicle charging space; risks related to health pandemics, including the COVID-19 pandemic; the possibility that Wallbox may be adversely affected by other economic, business, and/or competitive factors; the possibility that the expected timeframe for, and other expectations regarding the development and performance of, Wallbox products will differ from current assumptions; the occurrence of any event, change or other circumstances that could give rise to the termination of the business combination; the outcome of any legal proceedings that may be instituted against Kensington or Wallbox, the combined company or others following the announcement of the business combination; the inability to complete the business combination due to the failure to obtain approval of the shareholders of Kensington or to satisfy other conditions to closing; changes to the proposed structure of the business combination that may be required or appropriate as a result of applicable laws or regulations; the ability to meet stock exchange listing standards following the consummation of the business combination; the risk that the business combination disrupts current plans and operations of Kensington or Wallbox as a result of the announcement and consummation of the business combination; costs related to the business combination; changes in applicable laws or regulations; and underlying assumptions with respect to shareholder redemptions. Should one or more of the risks or uncertainties described in this press release, or should underlying assumptions prove incorrect, actual results and plans could different materially from those expressed in any forward-looking statements. Additional information concerning these and other factors that may impact the operations and projections discussed herein can be found in Kensington’s periodic filings with the SEC, and the proxy statement/prospectus of Wallbox B.V. in the registration statement on Form F-4 filed with the SEC. Kensington’s and Wallbox B.V.’s SEC filings are available publicly on the SEC’s website at www.sec.gov.

Contacts:

For Wallbox

Investors

ICR, Inc.

investors@wallbox.com

Media

ICR, Inc.

WallboxPR@icrinc.com

For Kensington

Dan Huber

dan@kensington-cap.com

703-674-6514

Related Links:

www.wallbox.com

www.autospac.com

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